**Mail Stop 4561**
**Via fax 408-970-9366**

May 27, 2010

Mr. Wei Li
Chief Financial Officer
AsiaInfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

> **Re:     AsiaInfo Holdings, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010 and April 30, 2010, respectively**
> **File No. 001-15713**

Dear Mr. Li:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Customers, page 11

1.      We note that for the year ended December 31, 2009, revenue from China Mobile and its provincial subsidiaries accounted for $149.7 million and that revenues

from China Unicom and its provincial subsidiaries were $44.7 million, or approximately 60% and 18% of total revenues, respectively. Please tell us whether you are substantially dependent upon any agreements with China Mobile, China Unicom or any of their provincial subsidiaries for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, please specifically advise whether 10% or more of your revenues is generated under any one or more of these agreements.

Intellectual Property, page 20

2. You indicate that your success and ability to compete depend substantially upon your intellectual property, which you protect through, among other things, patent registrations. Please tell us whether you are materially dependent on one or more of the patents. If so, you should discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Risk Factors

Substantial uncertainties exist with respect to our contractual arrangements with our affiliates…page 24

3. Your disclosures on page 25 indicate that the pledges of equity interests in Lenovo Computer and Lenovo Security have not yet been approved by and/or registered with the relevant governmental authorities in China. Considering a pledge of equity interests of a foreign-invested enterprise is only effective after obtaining approval from and registering with the relevant governmental authorities and considering such pledges are part of your contractual arrangements with these entities, tell us what impact the lack of approval and/or registration had on your determination to consolidate these entities pursuant to ASC 810-10 and the recently adopted guidance under ASU 2009-17.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

4. To the extent your arrangements are firm orders to deliver products and/or services, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K. Also, if revenues recognized from your backlog contracts have historically had or are expected to have a significant impact on the variability of your results, tell us how you considered including a discussion and analysis regarding changes in your backlog as part of your MD&A discussion on revenues.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 50

5.      We note the significant increases in total revenue, service revenue, telecommunications software products and solutions and telecommunications-related service revenue.  Please tell us what consideration you gave to describing more specifically the factors impacting these results—including whether changes in pricing materially contributed to these increases—and to discussing the extent to which the company views these results as indicative of future results.  Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 55

6.      We note that your accounts receivable, accrued expenses and accrued employee benefits have materially changed over the periods presented however, the reasons for these changes have not been materially supported (i.e. accounts receivable increased $78 million and your disclosures explain $57.7 million of this increase). Please provide an explanation for these material changes including the underlying drivers of the changes during each period presented.  In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.  We refer you to Section IV of SEC Release No. 33-8350 for guidance.

7.      Provide us with your calculation of the DSO as adjusted for the net effect of the IBM Arrangement as of December 31, 2009. Also, please explain the factors contributing to the decrease in days sales outstanding from year-end 2008 to 2009.

8.      Clarify why deferred revenue as a percentage of revenues has declined from 31% in fiscal 2008 to 21% in fiscal 2009.

Item 15.  Exhibits and Financial Statement Schedules, page 64

9.      We note from your disclosures on page 3 that you have entered into various contractual arrangements through Star VATS and ZXJ to form two new VIEs. Tell us when you believe these agreements will be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Consolidated Statements of Operations, page F-4

10.     Please clarify where you classify service revenues from your unbundled arrangements.  For instance, we note in fiscal 2009 you began accounting for license fees and PCS revenues separately for your information security product

contracts.  Tell us whether the PCS revenues are classified as software products and solutions or as service revenues.  Similarly, tell us whether you account for software contracts that do not involve significant implementation or customization as unbundled multiple-element arrangements and if so, tell us where you classify the service elements for such contracts.  To the extent that the products and solutions revenue line item includes both (a) products and services from bundled arrangements and (b) products and services from unbundled arrangements, then tell us how you considered separately disclosing revenues and related cost of revenues for products and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2.  Summary of Significant Accounting Policies

Fair Value, page F-10

11.     If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Revenue Recognition, page F-13

12.     We note that for information security product contracts entered into after January 1, 2009, PCS services include unspecified upgrades for which you have established VSOE of fair value.  Tell us how you determine VSOE of fair value for PCS (i.e. separate sales or stated renewal rates) for each PCS term (one year, two years and three years).  Also, describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors.  Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value.  We refer you to ASC 985-605-25-6 and 985-605-25-69, as applicable.

13.     We note you recognize revenue for software development arrangements using the percentage-of-completion method.  Considering you do not have VSOE of fair value for PCS, please tell us how you are applying the percentage-of-completion method and explain when the gross margin on these contracts is recognized (e.g. zero gross margin or another method).  As part of your response, please tell us what accounting literature you relied upon in determining your revenue recognition policy for these arrangements.

14.     We also note that software arrangements with significant production, modification and customization are sold with bundled third-party hardware, which you bifurcate from the development services and recognize upon customer acceptance

of the hardware.  Please explain further how you considered the requirements of SOP 605-35-25-11 through 25-13 in concluding that these arrangements qualify for segmentation.

15.     You indicate for software contracts that do not involve significant implementation or customization, license fees are recorded when revenue recognition criteria are met.  Tell us whether these arrangements include other elements such as hardware and/or services.  If so, tell us how you account for the various elements in these arrangements within the guidelines of SOP 985-605-25.

Note 6.  Accounts Receivable, page F-23

16.     Clarify whether the $57.7 million of receivables relating to the IBM arrangement has been classified as billed or unbilled receivables.  If it has been classified as billed, then it appears that all of your remaining accounts receivable would have been unbilled as of December 31, 2009.  Supplementally explain why your entire accounts receivable balance outside of the IBM arrangement would remain unbilled and tell us whether there have been any changes in your revenue recognition or billing policies and practices that would have affected this balance.  Also, please explain why a portion of your IBM receivable would remain unbilled as indicated on page 22 of the March 31, 2010 Form 10-Q.

Note 21.   Stock-based Compensation Plan

2008 Stock Incentive Plan, page F-39

17.     Your disclosures on page F-39 indicate that each PSU represents a contingent right of the participant to receive a payment in respect of a share of the company's common stock, whether in shares, cash or a combination therefore.  Tell us whether the employee has the option to receive cash or a combination of cash and stock.  If so, tell us how you considered the guidance in ASC 718-10-25-15 in determining whether these awards should be classified as a liability or equity.

Note 28.  Redeemable Noncontrolling Interest, page F-45

18.     Tell us how you intend to comply with the disclosure requirements of ASC 810-10-50-1A(c) and Rule 3-04 of Regulation S-X to provide a reconciliation of stockholders' equity and redeemable noncontrolling interests at the beginning and the end of the periods presented.  Please provide your proposed disclosures to comply with this guidance.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, page 1

General

19.     We note that you have not included all the disclosures required by our recent amendment to the proxy rules.  In particular, we note that you have omitted information regarding the board's assessment of director qualifications required by Item 401(e) of Regulation S-K.  Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements.  Please revise your filing accordingly.

Board of Directors, page 1

20.     We note the business experience discussion for Mr. Manning and Ms. Li do not cover the full period required by Item 401 of Regulation S-K.  Please ensure that future filings include the full five years of business experience for each executive officer and director as required by the Item.

Executive Compensation, page 5

General

21.     We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that the risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect on the company.

Compensation Discussion and Analysis, page 5

22.     Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for the periods covered by the report.  For example, we note minimal discussion and analysis of how the Committee determined specific non-equity incentive compensation, long term equity awards and PSU grants.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the

amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

23. Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining non-equity incentive compensation for your executive officers for fiscal year 2009. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K please tell us whether you have a competitive harm analysis that supports your conclusion.

24. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Zhang's stock awards and non-equity incentive plan compensation granted in fiscal 2009 relative to the other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. Please advise.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202)-551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc:     Via Facsimile (206) 839-4801
        Matthew D. Adler, Esq.
        DLA Piper